Jennison Sector Funds, Inc.
For the period ended 5/31/06
File number 811-3175


SUB-ITEM 77D
Policies With Respect to Security Investment

Jennison Technology Fund, a series of

JENNISON SECTOR FUNDS, INC.

Supplement Dated June 9, 2006 to the
Prospectus Dated January 31, 2006

The proposed reorganization of the Jennison Technology Fund into the Jennison U.S. Emerging Growth Fund, Inc. did not receive sufficient responses from shareholders in order to approve the proposal. As a result, the proposed reorganization will not occur. The Board of Directors of Jennison Technology Fund will consider other possible courses of action for the Fund.

LR0050